[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

May 10, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Nicholas P. Panos

Re:                             AbbVie Inc.
Schedule TO-I
Filed May 1, 2018
File No. 005-87819

Dear Mr. Panos:

On behalf of our client, AbbVie Inc. (“AbbVie” or the “Company”), set forth below are responses to comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter dated May 2, 2018 (the “Comment Letter”) with respect to the Schedule TO-I filed by the Company on May 1, 2018 (File No. 005-87819) (the “Schedule TO”).

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Concurrently with filing this letter, the Company is filing Amendment No. 4 to the Schedule TO (“Amendment No. 4”), which includes revisions to the Schedule TO in response to the Staff’s comments.

Item 10. Financial Statements, page 5

1.                                      Please provide us with a legal analysis in support of the stated view that the financial statement disclosure requirement is inapplicable given that the elements of Instruction 2 to Item 10 of Schedule TO have not been satisfied due to the “available cash” condition.

Response:  Item 10 of Schedule TO requires an offeror to include financial statements if the offeror’s financial condition is material to a security holder’s decision whether to sell, tender or hold the securities sought.  The Company does not believe that its financial condition is material to a decision whether to sell, tender or hold AbbVie common stock in the tender offer because (1) the tender offer consideration is solely cash; (2) the Company has sufficient cash on hand to fund the aggregate purchase price in the tender offer; and (3) the size of the tender offer is not material relative to the Company’s financial condition.

As disclosed in the Offer to Purchase, dated May 1, 2018, the maximum aggregate purchase price for the tender offer is $7.5 billion.  The Company’s total assets, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, is approximately $69.3 billion. Thus, the maximum aggregate purchase price for the shares to be purchased in the tender offer represents only approximately 10.8% of the Company’s assets.  Moreover, as of March 31, 2018, the Company held cash, cash equivalents and short-term investments of approximately $9.5 billion, which is greater than the maximum aggregate purchase price for the tender offer.  Furthermore, at the low end of the price range in the tender offer, the Company would be purchasing less than 5% of its outstanding shares if the tender offer were fully subscribed.  For these reasons, the Company does not believe that the financial statements described in Item 10 of Schedule TO are material to the Company’s shareholders in deciding whether to participate in the tender offer.

In addition, as described in Amendment No. 4, the Company has deemed satisfied and waived the “available cash” condition, and, therefore, the tender offer is no longer subject to any “available cash” condition or any other financing condition.  Instruction 2 to Item 10 of Schedule TO provides that financial statements are not considered material when (a) the consideration offered consists solely of cash, (b) the offer is not subject to any financing condition; and (c) the offeror is a public reporting company under the Exchange Act that files reports electronically on EDGAR.  The tender offer therefore now falls within the safe harbor of Instruction 2, and the Company respectfully submits that no financial statements are required.

Exhibit 99.(A)(1)(i)

What will be the form of payment of the Purchase Price?, page 1

2.                                      Advise us, with a view toward revised disclosure, why payment of cash consideration four or five days after offer expiration would still be considered “prompt” within the meaning of the term as used within Rule 13e-4(f)(5) and Rule 14e-1(b). Refer also to Exchange Act Release 43069 (July 24, 2000) (expressing a view that payment no later than the third business day after the completion date of the transaction is prompt).

Response:  In response to the Staff’s comment, the Company has amended the Offer to Purchase to clarify that the Company will pay the purchase price promptly following the expiration date of the tender offer, and eliminated the statement regarding not expecting to begin making such payments until at least three or five business days following the Expiration Date.

Section 7. Conditions of the Offer, page 26

3.                                      The Offeror represents at page 28 that any determination or judgment by the Offeror concerning the events outlined in the conditions will be “final and binding.” Please revise to remove the implication that security holders may not challenge these determinations or judgments in a court of competent jurisdiction, and make conforming changes throughout the Offer to Purchase if and to the extent necessary.

Response:  In response to the Staff’s comment, the Company has amended the Offer to Purchase to eliminate the statement that any determination or judgment by the Offeror concerning the events outlined in the conditions will be “final and binding.”

Section 9. Source and Amount of Funds, page 29

4.                                      We noticed that the cash consideration in the offer may be sourced from “new financing.” Please provide the information required by Item 1007(d) with respect to the prospective new indebtedness, or advise us of the legal basis upon which the Offeror relied to ostensibly exclude this information from the Offers to Purchase.

Response:  The Company respectfully advises the Staff that the Company has sufficient cash on hand to the fund the aggregate purchase price of the tender offer.  The Company has therefore revised the Offer to Purchase to eliminate the reference that the consideration will be sourced from new financing.

Section 10. Certain Information Concerning Us, page 29 | Incorporation by Reference, page 30

5.                                      The disclosure in this section incorporates a Form 10-K that includes financial statements. Given the representation made in response to Item 10 of Schedule TO that the requirement to disclose financial information was inapplicable, please confirm for us that the Form 10-K information has been voluntarily included by the Offeror or advise.

Response:  The Company respectfully advises the Staff that the Form 10-K financial information, as well as the Form 10-Q financial information included in Amendment No. 3 to the Schedule TO filed on May 9, 2018, has been voluntarily included.

Section 16. Miscellaneous, page 42

6.                                      We note the representation that tenders will not be accepted from holders in a jurisdiction in which it is determined that the Offeror cannot comply with applicable law. Rule 13e-4(f)(8)(i), however, does not exempt from its application offerees in such a jurisdiction. Please reconcile the disclosure that implies security holders from such a jurisdiction would be ineligible to participate in tender offer with the requirement of the cited rule provision that the offer be open to all members of the subject class of equity.

Response:  In response to the Staff’s comment, the Company has revised the Offer to Purchase so that the language matches the exemption under Rule 13e-4(f)(9)(ii) under the Exchange Act.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (212) 403-1394.

Very truly yours,

/s/ David K. Lam
David K. Lam

cc:                                Laura J. Schumacher, AbbVie Inc.